File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 25th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 25th., 2004

SHAREHOLDERS’ NOTICE

PAYMENT OF DIVIDENDS

In accordance with the agreement reached at the Ordinary General Shareholders Meeting held on March 25, 2004, it was resolved the payment of a Cash Dividend in an amount of Ps $0.30 (Thirty cents) per share in exchange of the coupon number 63 attached to each of the ordinary, nominal, fully paid and without par value VITRO Series “A” shares.

The payment of the dividend will begin on April 14, 2004, and will take place at the offices of the Vitro Corporativo, S.A. de C.V.´s building located on Av. Ricardo Margáin Zozaya No. 440, Col. Valle del Campestre, San Pedro Garza García, N.L. from 9:00 to 12:30 hours from Monday to Friday, and with regards to the shares deposited in S.D. Indeval, S.A. de C.V., such payment will be made through that Institute.

This dividend will be paid from the “Net Profit Account” (Cuenta de Utilidad Fiscal Neta) therefore no withholding tax will be applied according with the Mexican Tax Law.

With respect to the ADR’s listed in the New York Stock Exchange, the cash dividend will be paid to holders recorded as of April 7, 2004. Such payment will be made promptly thereafter by Citibank, N.A. as depositary of the ADR’s.

San Pedro Garza García, N.L., March 25, 2004

LIC. RAUL RANGEL HINOJOSA
Secretary of the Board of Directors

For further information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Gerardo Guajardo Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com gguajadro@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com